SIA Securities Corp.

(SEC I.D. No. 8-46668)

Financial Statements and
Supplemental Schedules for the
Year Ended December 31, 2023, and
Report of Independent Registered
Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46668

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SIA Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 South 8th Street, Suite 3300
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Rasmussen	612-359-2536	per@sitinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

50 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Rasmussen _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SIA Securities Corp. _____ , as of 12/31 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President



VICKI L. ESTES
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2028

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
50 South 6th Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholder of SIA Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SIA Securities Corp. (the "Company") as of December 31, 2023, the related statements of income (loss), cash flows, and changes in shareholder's equity for the year then ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital Under 17 CFR 240.15C3-1 OR 17CFR 240.18A-1, Computation For Determination of Customer Reserve Requirements Pursuant to Exhibit A to 17 CFR 240.15C3-3, and Information Relating to the Possession or Control For Customers Under 17 CFR 240.15C3-3, (collectively "the supplemental schedules") have been subjected to audit

procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 20, 2024

We have served as the Company's auditor since 2007.

SIA SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

ASSETS:	
Cash equivalents	$166,881
Accounts receivable	7,316
Prepaid expenses	15,329
TOTAL	**$189,526**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Payable to Sit Investment Associates, Inc.	$ 5,628
Income tax payable	565
Deferred tax liability	6,509
Total liabilities	12,702

SHAREHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares	500
Additional paid-in capital	84,500
Retained earnings	91,824
Total shareholder's equity	176,824
TOTAL	**$189,526**

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:	
Distribution and marketing fees	$ 38,333
12b-1 fees	83,753
Other revenue	56,060
Total revenues	178,146
EXPENSES:	
Distribution expenses	83,870
Registration and licensing fees	23,387
Management fee	25,000
Professional fees	34,117
Insurance	3,124
Training	975
Total expenses	170,473
INCOME BEFORE INCOME TAXES	7,673
PROVISION FOR INCOME TAXES	2,349
NET INCOME	$ 5,324

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	5,324
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash items included in net income:		
Deferred income taxes		203
Changes in assets and liabilities:		
Accounts receivable		(20)
Prepaid expenses		(684)
Payable to Sit Investment Associates, Inc.		9,191
Income tax receivable		2,147
Net cash provided by operating activities		16,161
INCREASE IN CASH EQUIVALENTS		16,161
CASH EQUIVALENTS — Beginning of year		150,720
CASH EQUIVALENTS — End of year	$	166,881

See notes to financial statements.

SIA SECURITIES CORP.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE — January 1, 2023	$ 500	$ 84,500	$ 86,500	$ 171,500
Net income	-	-	5,324	5,324
BALANCE — December 31, 2023	$ 500	$ 84,500	$ 91,824	$ 176,824

See notes to financial statements.

SIA SECURITIES CORP.

1. **OWNERSHIP AND NATURE OF BUSINESS**

SIA Securities Corp. (the "Company") is a 100%-owned subsidiary of Sit Investment Associates, Inc. (SIA). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. The Company's primary objective is the promotion and marketing of the Sit Mutual Funds (the "Mutual Funds"), a group of no-load mutual funds for which SIA is the investment adviser. The Company has one operating and reportable segment. Pursuant to a management agreement between the Company and SIA, most of the Company's operating expenses are paid by SIA. The Company's results of operations may not be indicative of the results that might be obtained had it operated independently of SIA.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation — The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Revenue Recognition — Sit Mutual Funds, Inc. has adopted on behalf of Sit Dividend Growth Fund class S shares, Sit Global Dividend Growth Fund class S shares, Sit Small Cap Dividend Growth Fund class S shares and Sit ESG Growth Fund class S shares a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940. Under the distribution plan, the class S shares pay the Company distribution fees for the sale and distribution of its shares. The 12b-1 distribution fees are equal to an annual rate of 0.25% of the average daily net asset value of class S shares. These fees are received in cash after the end of each monthly period within 30 days, with any outstanding amounts due in accounts receivable.

In evaluating the appropriate timing of the recognition of these fees, the Company applied the guidance on up-front fees to determine whether such fees are related to the transfer of a promised service (a distinct performance obligation). The amount of fees is a variable amount which can be recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is daily. The 12b -1 distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied during the period presented. Transaction price is in all instances formulaic and not subject to judgment at the current time. The allowance for doubtful accounts is subject to judgment. There were no impairment losses (allowance for doubtful accounts) on any new receivables from any revenue stream.

Additionally, the Company receives distribution and marketing fees and other revenue from SIA as reimbursement for insurance, professional fees, and registration and licensing fees. Revenues associated with the reimbursement of such expenses is recorded when the Company is contractually entitled to such reimbursement, which is usually as expenses are incurred. See further discussion of amounts paid by SIA on behalf of the Company in Note 5.

Cash Equivalents — Cash equivalents consist of money market mutual funds. These money market mutual funds are carried at fair value and are considered cash equivalents because of the Company's ability to redeem them at any time. The Company's only investment is in a money market fund.

Prepaid expenses — Prepaid expenses consist primarily of unamortized amounts of prepaid registration expenses.

Income Taxes — The Company files its own tax returns, and accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that these assets are believed to be more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company will not be able to fully realize its deferred tax assets, a deferred tax asset valuation allowance will be recorded, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification 740 on the basis of a two-step process whereby (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority is recognized. The Company has concluded that there are no uncertain tax positions as of December 31, 2023.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.   **ASSETS MEASURED AT FAIR VALUE**

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 — Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value — The Company uses valuation techniques consistent with the market approach to measure the fair value of its assets. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

A description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy are as follows:

Cash Equivalents — Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their NAV and are classified as Level 1. There were no transfers between levels during the year ended December 31, 2023.

4. **INCOME TAXES**

Income tax expense for the year ended December 31, 2023, consists of the following:

	Current	Deferred	Total
Federal	$ 1,463	$ 148	$ 1,611
State	683	55	738
Provision for income taxes	$ 2,146	$ 203	$ 2,349

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amounts in the balance sheet. These are temporary differences result in taxable or deductible amounts in future years.

The Company had no unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2023. The federal and state tax returns are subject to examination by the tax authorities for the years subsequent to 2019.

5. **RELATED-PARTY TRANSACTIONS**

The Company has a management agreement with SIA, the Parent, whereby SIA pays most of the Company's operating expenses that are charged or allocated to the Company, including legal, professional, and insurance costs. Amounts paid by SIA on behalf of the Company for registration and licensing fees, professional fees, and insurance amounted to $60,628; distribution expenses of $83,870 were allocated to the Company for certain distribution expenses incurred by the Parent. SIA also provides the Company with office facilities to conduct its business activities. In return for these services, the Company pays a management fee to SIA, which was $25,000 in 2023. Additionally, SIA pays an annual distribution and marketing fee to the Company in an amount agreed upon by SIA and the Company, which was $38,333 in 2023. The Company has payables to SIA of $5,628 as of December 31, 2023.

6. **COMMITMENTS AND CONTINGENCIES**

The Company is involved in certain litigation matters in the normal course of business which, in the opinion of management, will not result in any material adverse effects on the consolidated financial

position, results of operations, or net cash flows of the Company. There is no commitment, contingency or guarantee that might result in a loss or a future obligation.

7. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equivalent to the greater of $25,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 times its net capital. If the ratio of indebtedness to adjusted net capital exceeds 15 to 1, the Company is prohibited from engaging in any securities transactions. If the ratio exceeds 12 to 1, the Company may be required to reduce its business. If the ratio exceeds 10 to 1, the Company may be prohibited from expanding its business. The Company has at all times maintained its net capital above SEC-required levels. As of December 31, 2023, the Company's net capital of $150,841 was $125,841 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 12 as of December 31, 2023.

The Company claims exemption from the SEC's Rule 15c3-3 of the SEC under paragraph (k)(1) of that rule. Under this exemption, the *Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. The Company has determined there were no material events that require adjustment to or disclosure in these financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

COMPUTATION OF NET CAPITAL UNDER 17 CFR 240.15C3-1 OR 17 CFR 240.18A-1
AS OF DECEMBER 31, 2023

NET CAPITAL:

Total shareholder's equity	$	176,824
Less nonallowable assets:		
Accounts receivable		7,316
Prepaid expenses		15,329
Total nonallowable assets		22,645
Net capital before haircuts		154,179
Haircuts on securities:		
Cash equivalents		3,338
Total haircuts on securities		3,338
NET CAPITAL	$	150,841
AGGREGATED INDEBTEDNESS:		
Payable to Sit Investment Associates, Inc.		5,628
Income tax payable		565
Deferred tax liability		6,509
TOTAL AGGREGATED INDEBTEDNESS	$	12,702
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $25,000 or 6 2/3% of aggregated indebtedness)	$	25,000
Excess net capital	$	125,841
Ratio of aggregated indebtedness to net capital		1 to 12

Note: There are no material differences between the computation using the amounts reported in the accompanying audited financial statements and the computation as reported in the Company's FOCUS report Part IIA filed on January 23, 2024.

SIA SECURITIES CORP.   **Schedule j**

**COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS
PURSUANT TO EXHIBIT A TO 17 CFR 240.15C3-3
AS OF DECEMBER 31, 2023**

The Company is exempt from Rule 15c3-3 of the Security and Exchange Commission, including the Computations for Determination of the Reserve Requirements, under paragraph (k)(1).

SIA SECURITIES CORP.   **Schedule m**

INFORMATION RELATING TO THE POSSESSION OR CONTROL FOR CUSTOMERS
UNDER 17 CFR 240.15C3-3
AS OF DECEMBER 31, 2023

The Company is exempt from Rule 15c3-3 of the Security and Exchange Commission, including the Information relating to the Possession or Control Requirements, under paragraph (k)(1).